

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 21, 2007

Via facsimile and U.S. mail

Mr. Seth Grae
President and Chief Executive Officer
Thorium Power Ltd.
8300 Greensboro Drive, Suite 800
McLean, VA 22102

**Re: Thorium Power Ltd.
Draft Post-Effective Amendment No. 2 to Registration Statement on
Form SB-2
File No. 333-135437**

**Draft Amendment on Form 10-KSB for the fiscal year ended
December 31, 2006, filed March 20, 2007**

**Draft Amendment on Form 10-QSB for the fiscal quarter ended
March 31, 2007, filed May 10, 2007
File No. 0-28543**

Submitted August 15, 2007

Dear Mr. Grae:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Post-Effective Amendment No. 2 on Form SB-2

1. As a follow-up to the oral comment we gave you on August 17, 2007, we note your response to our prior comment 1, and reissue it. Your controller or principal accounting officer, or person acting in that capacity must sign the registration statement, and their title must appear next to their name. Please refer to Instruction no. 1 of the Instruction for Signatures at the end of Form SB-2.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

2. Please comply with the additional comments in this letter.

Note 1 – Nature of Operations and Merger with Thorium Power, Inc., page F-11

3. We have read the disclosure you proposed in response to prior comment 4, stating "Thorium Power Ltd recorded approximately $2.3 million of these expenses incurred on behalf of Thorium Power Inc. as intercompany charges receivable from Thorium Power Ltd." It is unclear why Thorium Power Ltd would be recording a receivable from itself, as suggested. Perhaps you meant to say receivable from Thorium Power Inc. If that is the case, and Thorium Power Inc. recorded a payable to Thorium Power Ltd., instead of placing the credit in equity as a capital contribution, as it had for the other expenses incurred by Thorium Power Ltd on its behalf, then reclassification may be appropriate. However, we see no reason that a receivable from Thorium Power Inc. in the accounts of Thorium Power Ltd should be considered part of the net assets acquired, or be offset against the payable on the books of Thorium Power Inc., if it should have been recorded as a capital contribution. You should have a clear rationale for handling these expenses differently from those incurred prior to June 30, 2007. Please revise accordingly.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 2

4. We note your response to prior comment 6. Your revised disclosure is unclear about the period covered by your controls and procedures evaluation and effectiveness conclusion; additionally, your disclosure regarding changes in internal control over financial reporting refers to fiscal quarter ended June 30, 2007, rather than March 31, 2007. Please further revise your disclosure in accordance with Items 307 and 308(c) of Regulation S-B.

Closing Comments

  Please amend your Form 10-KSB and your Form 10-QSB within ten days of the date of this letter, or tell us when you will amend them. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence Karl Hiller at (202) 551-3686 with any question on the financial statements or related matters. You may contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Cheif

cc: Louis Bevilacqua, Esq. (by facsimile, 202-654-1804)
        L. Dang
        K. Hiller
        D. Levy